

October 3, 2011

Via Email
Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 23, 2011**
> **File No. 333-176001**

Dear Mr. Marks:

We have limited our review of your registration statement to those issues we have addressed in our comment. As necessary, please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment one from our letter dated August 26, 2011. Please factually explain the chain of distribution of the 31,250,000 shares from when DNA Brands, Inc. was a shell company to the former shareholders of DNA Beverage and explain the exemption from registration relied upon in each transaction. Further, please explain the exemption upon which the former shareholders of DNA Beverage are relying to dispose of their shares. Please revise as necessary.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
       William T. Hart, Esq.
       Hart & Trinen, LLP